June 18, 2007

Angela J. Halac

Staff Accountant

Office of Emerging Growth Companies

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549-0306

Re:	TetriDyn Solutions, Inc.
Item 4.02 Form 8-K

Filed May 31, 2007

File No. 033-19411-C

Dear Ms. Halac:

We submit the responses below in reply to your comments by letter of June 6, 2007, received in our offices June 11, 2007.

1.            We note that you intend to file restated financial statements. Please tell us how, and when you will file them.

Response:      Our restated financial statements have been filed with our amended quarterly reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, on the EDGAR system as of this date.

2.           When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K or Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:      We have amended our quarterly reports for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, to revise disclosures in accord with Item 307 of Regulation S-B.

Also in response to your letter of June 6, 2007, we acknowledge that:

•	we are responsible for the adequacy and accuracy of disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

1651 Alvin Ricken Drive, Pocatello, Idaho 83201 (208) 232-4200

TetriDyn Solutions, Inc.
June 18, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our quarterly reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, have been amended in response to the above comments. In order to facilitate your review, we are also sending marked copies of our amended quarterly reports by overnight courier.

Sincerely,

David W. Hempstead

President & CEO